Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2005	2006	2007 (1)	2008 (1)	2009 (1)

Net Income	$223	$271	$273	$222	$208
Income taxes	108	132	126	121	102
Capitalized interest	(3)	(4)	(10)	(7)	(3)
	328	399	389	336	307

Fixed charges, as defined:

Interest	328	240	230	245	289
Capitalized interest	3	4	10	7	3
Interest component of rentals charged to operating expense	1	2	1	2	─
Total fixed charges	332	246	241	254	292

Earnings, as defined	$660	$645	$630	$590	$599

Ratio of earnings to fixed charges	1.99	2.62	2.61	2.32	2.05
________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008 and 2009 is interest expense of $4 million, $7 million and $1 million, respectively, which is included in income tax expense.